May 5, 2008
VIA EDGAR
Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:	HLTH Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 File No. 000-24975

Dear Mr. Gilmore:
     Reference is made to the letter, dated April 14, 2008, from HLTH Corporation (the “Company”) to you. In that letter, the Company had indicated it expected to be able to respond to the Commission Staff’s comment letter, dated March 31, 2008, on the above-referenced filing, by May 2, 2008. However, in order to allow the Company to respond properly to the Staff’s comments, we are requesting an additional two week extension.
     As we discussed on Friday, May 2, 2008, April was an unusually busy month for the members of the Company’s management involved in financial reporting. In addition to quarter-end work relating to the financial statements and Form 10-Q for the first quarter of 2008, management has been in the process of preparing stand-alone audited financial statements for the Company’s Porex and ViPS segments in connection with the disposition of these businesses (as previously disclosed by the Company). In addition, during April, we prepared Part III of our Form 10-K (filed on April 29) and have been working on matters relating to the pending merger of the Company with its publicly traded WebMD Health Corp. subsidiary, including preparation of a proxy statement/prospectus to be filed with the Commission.
     Based on our conversation on Friday, May 2, 2008, I understand that the Commission Staff is agreeable to the additional two week extension. Please let me know if my understanding is incorrect.
     Thank you for your consideration in this matter. If you have any questions regarding this request, please contact me at (858) 759-6008.

Respectfully submitted,

HLTH Corporation

By:	/s/ Lewis H. Leicher

Lewis H. Leicher Senior Vice President